April 12, 2006

Mail Room 4561

Dean Weber
President & Chief Executive Office
One Voice Technologies, Inc.
4275 Executive Square #200
La Jolla, CA 92037

	Re:	Item 4.02 Form 8-K
		Filed on April 10, 2006
		File No. 000-27589

Dear Mr. Weber:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have following comment:

1. You indicate that the previously issued financial statements for the fiscal year ended December 31, 2004 and 2003 should no longer be relied upon. Please clarify if your interim financials should be no longer relied upon as well. Also, amend to disclose your anticipated timing for filing of the restatements.

      You should file your amendment as a Form 8-K/A in response to this comment within five business days from the date of letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Kari Jin, Staff
Accountant at (202) 551-3481.


								Sincerely,


								Kari Jin
								Staff Accountant



Mr. Weber
One Voice Technologies, Inc.
April 12, 2006
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